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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 4)*

Anacomp, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

03237E108

(Cusip Number)

Tennenbaum Capital Partners, LLC
11100 Santa Monica Boulevard, Suite 210
Los Angeles, California 90025
(310) 566-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 4, 2003

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☒.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

Page 1 of 8 Pages

Item 3. Source and Amount of Funds or Other Consideration
Item 4. Purpose of Transaction
Item 5. Interest in Securities of the Issuer
SIGNATURE

SCHEDULE 13D
CUSIP No. 03237E108			Page 2 of 8

1.	Name of Reporting Persons: Tennenbaum Capital Partners, LLC(1)		I.R.S. Identification Nos. of above persons (entities only): 95-4759860

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,154,085 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,154,085 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,154,085 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.6%(2)

14.	Type of Reporting Person (See Instructions): IA, OO

(1)	Tennenbaum Capital Partners, LLC serves as investment advisor to, inter alia, Special Value Bond Fund, LLC, a Delaware limited liability company (“Fund I”), Special Value Bond Fund II, LLC, a Delaware limited liability company (“Fund II”), and Special Value Absolute Return Fund, LLC, a Delaware limited liability company (“Fund III”) which are the registered holders of a portion of the shares of Anacomp common stock beneficially owned by Tennenbaum Capital Partners, LLC.

(2)	Based on 4,034,500 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2003, as reported by Anacomp, Inc. in its Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003.

CUSIP No. 03237E108			Page 3 of 8

1.	Name of Reporting Persons: SVIM/MSM II, LLC		I.R.S. Identification Nos. of above persons (entities only): 52-2263031

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 907,060 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 907,060 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 907,060 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 22.5%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 4,034,500 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2003, as reported by Anacomp, Inc. in its Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003.

Schedule 13D

CUSIP No. 03237E108			Page 4 of 8

1.	Name of Reporting Persons: Michael E. Tennenbaum		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,154,085 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,154,085 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,154,085 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.6%(1)

14.	Type of Reporting Person (See Instructions): IN

(1)	Based on 4,034,500 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2003, as reported by Anacomp, Inc. in its Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003.

Schedule 13D

CUSIP No. 03237E108			Page 5 of 8

1.	Name of Reporting Persons: Tennenbaum & Co., LLC		I.R.S. Identification Nos. of above persons (entities only): 95-4587347

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): AF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0 shares

		8.	Shared Voting Power: 1,154,085 shares

		9.	Sole Dispositive Power: 0 shares

		10.	Shared Dispositive Power: 1,154,085 shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,154,085 shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 28.6%(1)

14.	Type of Reporting Person (See Instructions): OO

(1)	Based on 4,034,500 shares of Class A Common Stock of Anacomp, Inc. outstanding as of January 31, 2003, as reported by Anacomp, Inc. in its Form 10-Q for the quarter ended December 31, 2002, filed on February 14, 2003.

     This Amendment No. 4 to Schedule 13D relating to Anacomp, Inc., an Indiana corporation (the “Issuer”), is being filed on behalf of the undersigned to amend the Schedule 13D filed with the Commission on May 20, 2002, as amended by Amendment No. 1 thereto filed with the Commission on June 27, 2002, Amendment No. 2 thereto filed with the Commission on December 31, 2002 and Amendment No. 3 thereto filed with the Commission on January 31, 2003 (together, the “Schedule 13D”). Terms defined in the Schedule 13D and not otherwise defined herein have the same meaning herein as in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration
The information in Item 3 is hereby amended and supplemented as follows:

This Statement relates to the acquisition by the Reporting Persons from one or more sellers in the open market of 38,900 shares of Common Stock. The Reporting Persons purchased the 38,900 shares of Common Stock for aggregate consideration of $647,400 (excluding brokerage commissions) using the sources of funds described in Item 4 of the Cover Pages hereof.

Item 4.	Purpose of Transaction
The information in Item 4 is hereby amended and restated as follows:

On December 27, 2002, the Reporting Persons submitted a notice to the Issuer which, as subsequently amended, nominated a slate of directors for election at the Issuer's 2003 Annual Meeting of Shareholders. The amended notice is attached hereto as Exhibit 2 and incorporated herein by reference.

On January 31, 2003, the Reporting Persons entered into an agreement with the Issuer (the “Slate Agreement”), pursuant to which the Reporting Persons agreed to withdraw the director nominations contained in their notice of December 27, 2002 in return for the Issuer's commitment to nominate an agreed upon slate of directors (the “Board Nominees”) for election at the Issuer's 2003 Annual Meeting of Shareholders. The Board Nominees include Ralph B. Bunje, Jeffrey R. Cramer, Gary J. Fernandes, Fred G. Jager, David E. Orr, Edward P. Smoot and Michael E. Tennenbaum. The Reporting Persons agreed to vote all of their shares of Issuer Common Stock in favor of the election of the Board Nominees at the 2003 Annual Meeting of Shareholders. The Issuer agreed to advance any reasonable fees and expenses incurred by the Reporting Persons in connection with any proceeding in which the Reporting Persons are involved by reason of the Slate Agreement, subject to the Reporting Persons' obligation to reimburse the Issuer if it is finally determined that the Reporting Persons acted wrongfully. The Slate Agreement is attached hereto as Exhibit 3 and incorporated herein by reference.

The Issuer's 2003 Annual Meeting of Shareholders was held on February 25, 2003. The Board Nominees provided in the Slate Agreement, including Mr. Tennenbaum, were elected to the Issuer's Board of Directors at such Meeting.

Except as set forth in the attached documents, the Reporting Persons currently have no plans or proposals that relate to or would result in any of the matters referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D. The Reporting Persons, however, may at any time and from time to time, review or reconsider their position with respect to any of such matters. The Reporting Persons retain the right to change their investment intent, make further acquisitions of the Issuer's shares of Common Stock from one or more sellers in the open market or otherwise and/or to dispose of all or a portion of the shares of Common Stock in the open market.

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Item 5.	Interest in Securities of the Issuer
The information in Item 5 is hereby amended and supplemented as follows:

(a)-(b) The shares of Common Stock identified in Item 1 constitute approximately 28.6% of the outstanding shares of Common Stock of the Issuer, based on the 4,034,500 shares reported to be outstanding on January 31, 2003 in the Issuer's Quarterly Report on Form 10-Q for the quarter ended December 31, 2002. TCP may be deemed to beneficially own 1,154,085 shares of Common Stock (28.6% of the 4,034,500 shares outstanding), which it has shared voting and dispositive power with Mr. Tennenbaum and TCO. SVIM/MSMII may be deemed to beneficially own 907,060 shares of Common Stock (22.5% of the 4,034,500 shares outstanding), which it has shared voting and dispositive power with TCP, Mr. Tennenbaum and TCO. Mr. Tennenbaum may be deemed to beneficially own 1,154,085 shares of Common Stock (28.6% of the 4,034,500 shares outstanding), which he has shared voting and dispositive power with TCP and TCO. TCO may be deemed to beneficially own 1,154,085 shares of Common Stock (28.6% of the 4,034,500 shares outstanding), which it has shared voting and dispositive power with TCP and Mr. Tennenbaum.

(c) The following transactions in Common Stock of the Issuer were open market purchases on the Nasdaq OTC Bulletin Board effected by Fund III within 60 days prior to the date of this Statement.

Date	Number of Shares of Common Stock	Price Per Share

2/19/03	3,900	$16.00

2/20/03	20,000	$16.50

3/04/03	15,000	$17.00

(d) A fund which is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 156,300 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer. Another fund that is an affiliate of the Reporting Persons has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 80,725 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer. Fund II, which is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 907,060 shares of Common Stock, which is more than 5% of the Common Stock of the Issuer. A separate account that is an affiliate of the Reporting Persons, has the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, 10,000 shares of Common Stock, which is less than 5% of the Common Stock of the Issuer.

(e) Not applicable.

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 6, 2003
TENNENBAUM CAPITAL PARTNERS, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

SVIM/MSM II, LLC, a Delaware limited liability company

By:	Tennenbaum & Co., LLC
Its:	Managing Member

TENNENBAUM & CO., LLC, a Delaware limited liability company

Each of the above by:

/s/ Michael E. Tennenbaum
Name:	Michael E. Tennenbaum
Its:	Managing Member

MICHAEL E. TENNENBAUM

/s/ Michael E. Tennenbaum
Michael E. Tennenbaum

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